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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
            (First Amendment to Amended and Restated Schedule 13D)*



                             ELCO INDUSTRIES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                           COMMON STOCK, $5 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  284420-10-6
        _______________________________________________________________
                                 (CUSIP Number)

                              Thomas A. Cole, Esq.
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois  60603
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 16, 1994
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 2 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Okabe Company Limited
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                   (a) [_]
      Joint Filing                                                   (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             853,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          853,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       853,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 3 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Okabe Co., Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                   (a) [_]
      Joint Filing                                                   (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 4 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Akira Okabe
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                   (a) [_]
      Joint Filing                                                   (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             853,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          853,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      853,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 5 OF 14 PAGES
- -----------------------                                  ---------------------

  This First Amendment amends and supplements the Amended and Restated Statement on Schedule 13D filed by Okabe Company Limited, Okabe Co., Inc. and Akira Okabe with the Securities and Exchange Commission on February 25, 1994 relating to the shares of common stock, $5 par value (the "Common Stock"), of Elco Industries, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the same meanings as those ascribed to them in such Amended and Restated Statement on Schedule 13D.

  Only those items reported herein are amended.

Information with respect to Okabe Company Limited:

Item 3.  Source and Amount of Funds or Other Consideration.

  The first paragraph of Item 3 is amended to read as follows:

  The funds used by Okabe Company Limited in purchasing the aggregate of 853,000 shares of the Issuer's Common Stock reported herein as beneficially owned by Okabe Company Limited were part of the working capital of Okabe Company Limited. The aggregate purchase price of such 853,000 shares is approximately $11,306,384, net of all commissions, markups, markdowns, related charges and taxes.

Item 4.  Purpose of Transaction.

  Item 4 is amended in its entirety to read as follows (note that the only new information is set forth in the fourth paragraph below; the first three paragraphs summarize previous disclosures):

  Beginning in 1987 and ending in 1993, Okabe Company Limited, one of its affiliates and the Issuer engaged in negotiations regarding (a) the possible licensing by Okabe Company Limited to the Issuer of certain proprietary technology of Okabe Company Limited relating to the design and manufacture of certain fasteners, (b) the possible granting by the Issuer to Okabe Company Limited or its affiliates of certain marketing rights to certain fasteners manufactured or to be manufactured by the Issuer, (c) the possible granting by Okabe Company Limited or its affiliates to the Issuer of certain marketing rights to certain fasteners and (d) certain possible limitations on the acquisition, voting or disposition by Okabe Company Limited and its affiliates of voting securities of the Issuer.

  As previously disclosed in this Statement on Schedule 13D, the shares of the Issuer's Common Stock reported as beneficially owned by Okabe Company Limited were purchased for investment purposes and to acquire a significant equity position in the Issuer. Depending upon the evaluation by Okabe Company Limited of the Issuer's business prospects and financial condition, the market for the Issuer's Common Stock, general

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 6 OF 14 PAGES
- -----------------------                                  ---------------------

economic conditions, stock market conditions and other factors that the management of Okabe Company Limited may deem material to their investment decision, Okabe Company Limited may acquire additional shares of the Issuer's Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of the Issuer's Common Stock which are presently owned or hereafter may be acquired by Okabe Company Limited.

  Any such transactions would be subject to the standstill provisions of the previously-disclosed letter agreement dated June 27, 1989 between the Issuer and Okabe Company Limited. See also the discussion in the next two paragraphs and in Item 6.

  On or about February 16, 1994, Okabe Company Limited informed the Issuer that it is considering the sale of all of its stock in the Issuer and is considering several alternative methods, including selling its shares in an underwritten public offering subject to certain conditions. Okabe Company Limited further advised the Issuer that no final decision would be made with respect to such a transaction until a sale price has been determined. The Issuer has informed Okabe Company Limited that it intends to cooperate with Okabe Company Limited in a sale of the stock, including through an underwritten public offering. On May 16, 1994, the Issuer stated in a press release that it intended to postpone for an indefinite period the filing of a registration statement with the Securities and Exchange Commission with respect to such offering.

  On June 10, 1994, Okabe Company Limited and the Issuer executed a letter agreement (the "Share Sale Agreement"), a copy of which is attached hereto as
Exhibit 1 and incorporated herein by reference, pursuant to which, among other things, the Issuer agreed to purchase, and Okabe Company Limited agreed to sell, 135,000 shares of Common Stock of the Issuer for a purchase price of $18.50 per share. The sale contemplated by such agreement was consummated on June 16, 1994. Subsequent sales may take place. See Item 6 below.

  Except as set forth in this Item 4 and in Item 6, Okabe Company Limited has no present plans or proposals which relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

  Schedule A-1 to this Amended and Restated Statement on Schedule 13D, which sets forth information in response to this item regarding each executive officer and director of Okabe Company Limited and each person controlling Okabe Company Limited, is incorporated by reference herein.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 7 OF 14 PAGES
- -----------------------                                  ---------------------

Item 5.  Interest in Securities of the Issuer.

  Paragraphs (a) and (c) of Item 5 are amended to read as follows:

  (a) As of June 16, 1994, Okabe Company Limited beneficially owned an aggregate of 853,000 shares of the Issuer's Common Stock. Based upon the most recently available filing by the Issuer with the Securities and Exchange Commission which shows an aggregate of 4,984,554 shares of the Issuer's Common Stock outstanding, such shares constitute approximately 17.5% of the outstanding shares of the Issuer's Common Stock (after giving effect to the sale described in Item 4 above). To the knowledge of Okabe Company Limited, no other shares of the Issuer's Common Stock were beneficially owned as of June 16, 1994, by any person who may be deemed to constitute a "group" pursuant to Section 13(d)(3) of the Securities Exchange Act with Okabe Company Limited.

  (c) Schedule A-2, which is incorporated herein by reference, sets forth all transactions in the Issuer's Common Stock by Okabe Company Limited between October 11, 1989 and June 16, 1994. To the knowledge of Okabe Company Limited, no executive officer or director of Okabe Company Limited has effected any transaction in the Issuer's Common Stock during such period of time.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

  The following paragraph is hereby inserted after the fourth paragraph of
Item 6:

  In addition to the sale contemplated by the Share Sale Agreement described in
Item 4 above and incorporate herein by reference, pursuant to such agreement the Issuer and Okabe Company Limited agreed as follows: (a) upon the request of Okabe Company Limited, the Issuer will use all reasonable efforts to file a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), not later than September 1, 1994, or as soon thereafter as practicable, with respect to an underwritten public offering (the "Offering") of shares of the Issuer's Common Stock, which shall include no less than 425,000 of the shares owned by Okabe Company Limited after the closing (the "Closing") of the sale contemplated by the Share Sale Agreement (the "Remaining Shares") and may include shares to be sold on behalf of the Issuer; (b) the Issuer will use all reasonable efforts to consummate the Offering within 90 days after the date of filing of the Registration Statement; (c) Okabe Company Limited will not solicit offers to buy the Remaining Shares in private transactions taking place outside of and not through the facilities of the Nasdaq National Market or any other public securities market from the date of Closing to the earlier of November 15, 1994 or the date five business days following the effectiveness of the Registration Statement; provided that if the Registration Statement has not been filed by September 1, 1994, or as soon thereafter as practicable, or has been withdrawn, then the aforesaid agreement not to solicit shall terminate; and (d) the amendment of the letter agreement dated June 27, 1989 between the Issuer and Okabe Company Limited, which requires Okabe Company Limited to offer first to the Issuer any shares of Common Stock it intends to sell, so as to permit Okabe Company Limited to sell up to 25,000 of the Remaining Shares per month on the Nasdaq National Market without first offering such shares to the Issuer. The Share Sale Agreement sets forth the present intention of Okabe Company Limited to sell all Remaining Shares pursuant to the Offering, subject to certain conditions.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 8 OF 14 PAGES
- -----------------------                                  ---------------------

Item 7.   Material to be Filed as Exhibits.

Exhibit Number                    Description
- --------------                    -----------

      1.            Share Sale Agreement between the Issuer and Okabe Company
                    Limited.

      2. Standstill Agreement dated June 27, 1989, between the Issuer and Okabe Company Limited, as amended by the letter dated July 17, 1989 of Okabe Company Limited to the Issuer.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 9 OF 14 PAGES
- -----------------------                                  ---------------------
                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Company Limited is true, complete and correct.

Date:  June 16, 1994



                                    OKABE COMPANY LIMITED


                                    By:     /s/ Akira Okabe
                                       ---------------------------
                                       Name:  Akira Okabe
                                       Title: President

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 10 OF 14 PAGES
- -----------------------                                  ---------------------
                                  SCHEDULE A-2


  Set forth below is certain information with respect to transactions in the Issuer's Common Stock by or for the account of Okabe Company Limited between October 11, 1989 and June 16, 1994:

     Date of         Number of  Price per       Manner in
   Transaction        Shares      Share       Which Effected
- -----------------    ---------  ---------  --------------------

October 11, 1989       16,500     $17.08   Open market purchase
October 12, 1989        2,000     $17.16   Open market purchase
October 18, 1989        1,000     $17.20   Open market purchase
October 19, 1989        1,000     $17.20   Open market purchase
October 23, 1989        8,000     $16.97   Open market purchase
October 24, 1989       31,500     $16.83   Open market purchase
December 14, 1989      12,500     $14.57   Open market purchase
December 21, 1989       1,500     $14.66   Open market purchase
December 22, 1989       6,000     $14.85   Open market purchase
June 16, 1994         135,000     $18.50   Private sale

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 11 OF 14 PAGES
- -----------------------                                  ---------------------

Information with respect to Okabe Co., Inc.:

  To the knowledge of Okabe Co., Inc., there was no material change in the portion of the Amended and Restated Statement on Schedule 13D containing information regarding Okabe Co., Inc. through June 16, 1994.

Item 5.  Interest in Securities of the Issuer.

  The first sentence of Item 5(a) is amended to read as follows:

  (a) As of June 16, 1994, Okabe Co., Inc., beneficially owned no shares of the Issuer's Common Stock.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 12 OF 14 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Co., Inc. is true, complete and correct.

Date:  June 16, 1994



                                             OKABE CO., INC.


                                             By:     /s/ Akira Okabe
                                                -------------------------------
                                                Name:  Akira Okabe
                                                Title: Chairman of the Board

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 13 OF 14 PAGES
- -----------------------                                  ---------------------

                    Information with respect to Akira Okabe:

Item 5.  Interest in Securities of the Issuer.

  Paragraphs (a) and (c) of Item 5 are amended to read as follows:

  (a) As of June 16, 1994, Akira Okabe might be deemed beneficially to own an aggregate of 853,000 shares of the Issuer's Common Stock. Based upon the most recently available filing by the Issuer with the Securities and Exchange Commission which shows an aggregate of 4,984,554 shares of the Issuer's Common Stock outstanding, such shares constitute approximately 17.5% of the outstanding shares of the Issuer's Common Stock (after giving effect to the sale described in Item 4 of the information regarding Okabe Company Limited contained in this First Amendment). To the knowledge of Akira Okabe, no other shares of the Issuer's Common Stock are beneficially owned by any persons who may be deemed to constitute a "group," pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, with Mr. Okabe. Neither the filing of this Schedule 13D (or amendments hereto) nor any contents of the same shall constitute an admission that Mr. Okabe is the beneficial owner of any of such shares of the Issuer's Common Stock or a member of a group with any of Okabe Company Limited or Okabe Co., Inc., for the purpose of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose whatsoever.

  (c) No transactions in the Issuer's Common Stock for the account of Akira Okabe were effected during the sixty (60) days preceding June 16, 1994. Information regarding transactions effected in the Issuer's Common Stock by Okabe Company Limited is incorporated by reference from Item 5(c) of the information regarding Okabe Company Limited contained in this Schedule 13D, and amendments to the same.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 14 OF 14 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Akira Okabe is true, complete and correct.

Date:  June 16, 1994



                                             AKIRA OKABE, an individual


                                                       /s/ Akira Okabe
                                             ----------------------------------

                                                                     Exhibit 1



                                  June 7, 1994



Okabe Company Limited
4-21-15 Mukohjima, Sumida-ku
Tokyo 131 Japan
Attn:  Mr. Shunji Kaburaki
       Representative Director

     Re:  Share Purchase
          --------------

Dear Mr. Kaburaki:

     Elco Industries, Inc., a Delaware corporation ("Elco"), hereby agrees to purchase 135,000 shares (the "Shares") of Elco Common Stock, $5 par value (the "Common Stock"), owned by Okabe Company Limited, a Japanese corporation ("Okabe"), for a purchase price of $18.50 per share.

     In consideration of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

     SECTION 1. PURCHASE AND SALE. At the Closing (as hereinafter defined), Okabe shall sell and deliver to Elco and Elco shall purchase and receive, all right, title and interest in and to the Shares.

     SECTION 2. CONSIDERATION. The aggregate purchase price for the Shares shall be $2,497,500.00 (the "Purchase Price"). At the Closing, Elco shall deliver by wire transfer of same day funds to the account specified by Okabe an aggregate amount equal to the Purchase Price (the "Closing Payment").

     SECTION 3.  CLOSING AND DELIVERIES.

     3.1 Closing. The sale and transfer of the Shares and the deliveries contemplated in this Section 3 (the "Closing") shall occur at the offices of Baker & McKenzie, 2800 Prudential Plaza, Chicago, Illinois at 10:00 a.m., on June 14, 1994 or at such other time and place as may be agreed upon by the parties hereto (the "Closing Date").

     3.2 Deliveries by Okabe. On the Closing Date, Okabe shall deliver or cause to be delivered to Elco, stock certificates evidencing the Shares along with stock powers duly executed in blank and containing a signature guarantee of a national bank or a national brokerage firm.

     3.3 Deliveries by Elco. On the Closing Date, Elco shall deliver or cause to be delivered to Okabe, the Closing Payment in the manner set forth in Section 2 hereof.

     SECTION 4.  REPRESENTATIONS AND WARRANTIES.

     4.1  Representations and Warranties of Okabe.

     Okabe represents and warrants to Elco as follows:

     (a) Authority. Okabe has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Okabe and no other corporate proceedings on the part of Okabe are necessary to authorize the execution, delivery and performance of this Agreement or the transactions contemplated hereby;

     (b) No Violation or Approval. The consummation of the sale of the Shares contemplated by this Agreement will not (i) violate or conflict with any provision of Okabe's charter, bylaws or other constituent document, (ii) constitute a breach, violation or default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Okabe or any of its subsidiaries under, any note, bond, mortgage, indenture, deed or trust, license, lease, agreement or other instrument to which Okabe or any of its subsidiaries is a party or by which it or its properties or assets is bound, (iii) require Okabe to obtain any consent, permit, authorization or approval from, or make any registration or filing with, any court or other public body or authority or (iv) violate, breach, conflict with or otherwise contravene any United States, state, municipal, foreign or other law, rule, regulation, order, judgement, injunction, decree or ruling of any United States, state, municipal, foreign or other court or governmental instrumentality binding on Okabe or any of its subsidiaries; and

     (c) Ownership of Shares. Okabe owns of record and beneficially the Shares and will continue to own the Shares until transferred to Elco pursuant to this Agreement and, upon delivery of the Shares to Elco on the Closing Date pursuant to the terms and conditions of this Agreement, Elco will receive good and valid title to the Shares, free and clear of any adverse lien, claim, charge, encumbrance or restriction.

     4.2  Representations and Warranties of Elco.

     Elco represents and warrants to Okabe as follows:

     (a) Authority. Elco has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Elco and no other corporate proceedings on the part of Elco are necessary to authorize the execution, delivery and performance of this Agreement or the transactions contemplated hereby;

     (b) No Violation or Approval. The consummation of the sale of the Shares contemplated by this Agreement will not (i) violate or conflict with any provision of Elco's Certificate of Incorporation or By-Laws, (ii) constitute a breach, violation or default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Elco or any of its subsidiaries under, any note, bond, mortgage, indenture, deed or trust, license, lease, agreement or other instrument to which Elco or any of its subsidiaries is a party or by which it or its properties or assets is bound, (iii) require Elco to obtain any consent, permit, authorization or approval from, or make any registration or filing with, any court or other public body or authority or (iv) violate, breach, conflict with or otherwise contravene any United States, state, municipal or other law, rule, regulation, order, judgement, injunction, decree or ruling of any United States, state, municipal or other court or governmental instrumentality binding on Elco or any of its subsidiaries; and

     (c) Solvency. After giving effect to the sale of the Shares and after giving effect to any obligations incurred in connection with such sale (i) the assets of Elco at a fair valuation and at their present fair saleable value exceed the total amount of liabilities (including contingent and unmatured liabilities) of Elco, (ii) Elco will be able to pay its debts as they come due and (iii) Elco will not have unreasonably small capital in order to conduct its business.

     SECTION 5.  PUBLIC OFFERING OF COMMON STOCK.

     5.1 Public Offering. If requested by Okabe, Elco agrees to use all reasonable efforts to file a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), not later than September 1, 1994, or as soon thereafter as practicable, with respect to an underwritten public offering (the "Offering") of shares of Common Stock, which shall include no less than 425,000 of the shares of Common Stock owned by Okabe after the Closing (the "Remaining Shares") and may include shares of Common Stock to be sold on behalf of Elco. Elco agrees to use all reasonable efforts to consummate the Offering within 90 days after the date of filing of the Registration Statement. Okabe's present intention is to sell all Remaining Shares pursuant to the Offering, subject to market conditions and the execution and delivery of a definitive underwriting agreement.

     5.2 Expenses. Whether or not the Offering is consummated, Elco and Okabe agree to share equally the following items related to the Offering, whether incurred prior to or after the date of this Agreement, up to any aggregate of $300,000 ($150,000 each):

     (i) all costs, fees and expenses of Baker & McKenzie, legal counsel to Elco, and Sidley & Austin, legal counsel to Okabe, and of Elco's independent accountants, all costs and expenses incurred in connection with the preparation, printing, filing and distribution of the Registration Statement, each preliminary prospectus and the final prospectus (including all documents incorporated by reference therein, exhibits and financial statements) and all amendments and supplements thereto;

     (ii) all costs, fees and expenses (including legal fees not to exceed $20,000 and disbursements of counsel to the underwriters for the Offering (the "Underwriters")) incurred in connection with qualifying or registering all or any part of the shares of Common Stock for offer and sale under blue sky laws, including the preparation of a blue sky memorandum relating to the shares of Common Stock and clearance of the Offering with the NASD (including the related filing fee);

     (iii) all fees and expenses of Elco's transfer agent, printing of the certificates for the shares of Common Stock and all transfer taxes, if any, with respect to the sale and delivery of the shares of Common Shares to the Underwriters; and

     (iv) all reasonable travel and lodging expenses of Elco incurred in connection with the "road show" for the Offering.

Okabe agrees that if the Offering is consummated its share of the foregoing items will be withheld and paid from the proceeds of the sale of the Remaining Shares. If the Offering is not consummated, Okabe agrees to pay its share of the foregoing items promptly after receipt of a reasonably itemized listing thereof from Elco.

     5.3 No Solicitation. Okabe agrees not to solicit offers to buy the Remaining Shares in private transactions taking place outside of and not through the facilities of the Nasdaq National Market or any other public securities market from the Closing Date to the earlier of November 15, 1994 or the date five business days following the effectiveness of the Registration Statement; provided that if the Registration Statement has not been filed by September 1, 1994, or as soon thereafter as practicable, or has been withdrawn, then the aforesaid agreement not to solicit shall terminate. The letter agreement dated June 27, 1989 (the "Standstill Agreement") between Elco and Okabe, which requires Okabe to offer first to Elco any shares of Common Stock it intends to sell, is hereby amended to permit Okabe to sell up to 25,000 of the Remaining Shares per month on the Nasdaq National Market without such first offer to Elco.

     SECTION 6. APPROVALS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable efforts to take, or to cause to be taken, all action necessary or advisable under applicable laws, regulations and agreements to consummate the transactions contemplated by this Agreement.

     SECTION 7.  GENERAL.

     7.1 Entire Transaction. This Agreement contains the entire understanding of the parties hereto and supersedes all other agreements and understandings among such parties with respect to the transactions contemplated hereby, except for the Standstill Agreement, which shall remain in full force and effect as modified by Section 5.3 hereof.

     7.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to its choice of law rules, and the parties hereto hereby consent to the jurisdiction of Illinois courts over all matters relating hereto.

     7.3 Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and will not confer any rights upon any other person.

     7.4 Execution in Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

                                    Very truly yours,

                                    ELCO INDUSTRIES, INC.



                                    By:    /s/ John C. Lutz
                                        ---------------------------
                                    Name:  John C. Lutz
                                    Title: President and Chief
                                            Executive Officer


Accepted and agreed to, as of the
7th day of June, 1994

OKABE COMPANY LIMITED


By:    /s/ Shunji Kaburaki
    -----------------------------
Name:  Shunji Kaburaki
Title: Representative Director


DJZ94A89.URC

                                                                       Exhibit 2

ELCO



                                       June 27, 1989

AIR MAIL

Mr. Akira Okabe, President
Okabe Company Limited
21-15 Mukohjima 4-Chome Sumida-Ku
Tokyo, Japan

Dear Mr. Okabe:

Thank you for your letter of May 30, 1989. Since then Mr. Ohno has spoken to me about your plans and interests generally with respect to your investment in Elco. I believe I now have a clearer understanding of your wishes.

It is now my understanding that, conditioned upon approval by the Elco board of directors for you to increase your ownership of Elco stock to no more than 21% of Elco's outstanding shares, you agree to the following on behalf of yourself and your group:

     1. For ten years from the date the board approves your increase to 21%, you and your group will not directly or indirectly own or acquire any stock of Elco if the effect of the ownership or acquisition would be to increase the aggregate voting power of you and your group to greater than 21% of the total combined voting power of the Elco stock then outstanding.

     2. Any time you or your group wishes to sell any or all of your stock, you will first offer the stock to Elco at whatever price a third party in good faith is then offering to purchase the stock from you or, if there is no pending offer from a third party, at the closing bid price on NASDAQ the day of your offer to Elco. We shall have 15 days to tell you whether we, or anyone to whom we have assigned the right to purchase, wish to buy the stock at the offered price. We will pay 10% of the price at the time we tell you we wish to buy and the balance will be paid against delivery of the stock within 30 days thereafter. Any stock which you offer to us and we do not purchase may be sold by you for the next 45 days at the price you offer us or a higher price. Other than as I have described above, neither you nor your group will sell its Elco stock.

Mr. Akira Okabe
June 27, 1989
Page 2 of 2



If this expresses your understanding and is agreeable to you, please sign and return to me the duplicate copy of this letter and I will present it to the board at our next meeting presently scheduled for August 17, at which time I will ask the board to approve this agreement. I will then promptly notify you.

Elco is a good company with capable and energetic employees. We are pleased that you agree.

                                       Kindest regards,


                                       /s/ Jack W. Packard
                                       Jack W. Packard
                                       Chairman
                                       Chief Executive Officer

SUBMITTED IN DUPLICATE



Agreed:



/s/ A. Okabe                                  July 17, 1989
__________________________________       _______________________________
Akira Okabe                              Date



cc:  Mr. R. Berner, Jr.
     Mr. M. Funai
     Mr. K. Ohno

July 17, 1989

Mr. Jack W. Packard
Chairman & CEO
Elco Industries, Inc.
1111 Samuelson Road,
P.O. Box 7009
Rockford, IL 61125-7009
U.S.A.


Dear Mr. Packard,


I am pleased to return to you herewith your letter-agreement dated June 27, 1989 regarding further purchases of Elco stock by Okabe Co., Ltd. I have signed the same, as President, and am returning it to you herewith with our following understanding to your letter-agreement.

In case Okabe's percentage of ownership of Elco shares increases to more than 21% due to decrease in the number of outstanding shares caused by acquisition of its own shares by Elco, such change in percentage of Okabe's ownership to more than 21% shall not be construed to be in violation of paragraph 1 or your letter-agreement.

We believe that your intention is identical to our above understanding.


                                       Yours very truly,


                                       /s/ Akira Okabe
                                       ____________________
                                       Akira Okabe
                                       President

cc:  Mr. R. Berner, Jr.
     Mr. M. Funai
     Mr. K. Ohno